PART II

OFFERING MEMORANDUM DATED OCTOBER 15, 2024



YSMD, LLC
(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

745 5th Ave, Suite 500
New York, NY 10151

WWW.COLLABHOME.IO

Up to 200,000 Series 150 Panoramic Series Interests or $1,000,000
Minimum Investment Amount: $10,000

YSMD, LLC, a Delaware Series Limited Liability Company ("the company," "YSMD," "we," or "us"), is offering up to $1,000,000 (the "Offering") worth of Series 150 Panoramic Series Interests (the "Series Interests""). The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). Through its distribution, the company must reach its Target Amount of $10,000 by April 30, 2025 the end date of the offering (the "Target Date"). Unless the company raises at least the Target Amount of $10,000 under the Offering by April 30, 2025 no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Dalmore Group, LLC, member FINRA/SIPC ("Dalmore (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Shares. The Purchasers of the Shares must complete the purchase process through the Intermediary. All committed funds will be held in escrow facilitated by North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. The company has also engaged North Capital Private Securities Corporation to act as custodian of the securities being sold in this Offering. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the company's offer to sell the Shares at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

YSMD, LLC, a Delaware series limited liability company formed on February 2, 2022. YSMD, LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The company intends to establish separate Series for the holding of student housing rental properties to be acquired by the company, although the company may invest in other types of properties as set forth herein. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, unless otherwise stated in the Designation for any Series, Collab (USA) Capital LLC will manage all Underlying Assets related to the various Series including the sales of property, property rentals, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the "Underlying Asset(s)"), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses which our Managing Member has allocated to such Series as discussed under "The Company's Business – Allocations of Expenses."

Collab (USA) Capital LLC (or "Collab") will serve as the property manager responsible for managing each Series' Underlying Assets (the "Property Manager") as described in the Property Management Agreements between Collab and the respective Series. However, YSMD in its sole discretion, may engage other third-party property managers to manage a Series' Underlying Assets.

Collab is an affiliate of YSMD. As discussed in further in the Operating Agreement of YSMD, Collab is the Managing Member of YSMD. Collab was incorporated in the State of Delaware on February 14, 2022. YSMD is a real estate investment platform that allows individual investors to have direct access to quality student housing rental estate investment opportunities and invest in individual student rental properties. Neither the company, Collab or their affiliates has previously conducted any offerings of securities.

Intended Business Process

We have commenced only limited operations, exclusively focused on organizational matters in connection with this offering. We intend on generating revenues from rents to tenants for student housing, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties. We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. The company does not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

Generally, the company and Collab intend to arrange for the purchase of a specific student housing rental property either directly by the Series or by one of its parent companies, as described below:

If one of its parent or affiliated companies purchased the property directly, then, after the relevant Series has obtained sufficient financing, which may include an Acquisition Loan from our Managing Member, it would sell the property to that Series for the greater of (i) an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by such parent company prior to the sale to the Series; and (ii) an amount equal to market valuation determined by company's Managing Member in its sole discretion.

In cases where Collab identifies and intends to have the Series purchase that property directly from a third party seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with mortgage or other third party financing. The company generally expects to set a minimum offering amount for each Series such that the net proceeds would be sufficient to finance the net purchase of the Underlying Assets (less third party financing), plus closing and any loan costs and expected repairs, renovations or furnishings. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient minimum proceeds being received, Collab or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering.

Property Overview

YSMD -Series 150 Panoramic

On July 1, 2024 YSMD established YSMD Series 150 Panoramic for the purpose of acquiring 150 Panoramic Way LLC, a California limited liability company ("150 Panoramic"), whose primary asset is 150 Panoramic Way, Berkeley, CA 94704 ("150 Panoramic Property"). YSMD Series 150 Panoramic will enter into a Purchase Agreement (the "Agreement") with YRQ Irrevocable Trust. The Agreement will provide for YSMD's purchase of 150 Panoramic Way LLC, at a net purchase price of $790,050 (i.e., 39.60% of the asset price totaling $1,995,000. The seller of 150 Panoramic are affiliated parties and the property was as a student rental property. See "Related Party Transactions – Existing Transactions – Real Estate Purchase".

Series 150 Panoramic

Address of Property	150 Panoramic Way Berkeley, CA 94704
Type of Property	Multifamily
Square foot	3,449
Lot Size (in acreage)	0.17
Number of Units	5
Configuration	9 bedrooms, 5 bathrooms
Historical Occupancy for 2023-2024 (leased beginning December 2023)	100%
Capital improvements expected to be made	0
Total expected to be spent on capital improvements	0
Total expected to be spent on furnishings and other expenses to prepare the property for rental	0
Debt on the property	$0
Monthly interest expense on expected debt	$0
Property listing	The property will be managed as a student rental and will be listed on national and local rental sites.
Sale of Property	No approval from the YSMD Series 150 Panoramic holders is required in the event the company decides to sell the property. The determination of when the Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Managing

Manager may determine that it is in the interests of shareholders to sell the Property.

Property Management Agreement with Collab (USA) (Capital) LLC

Collab is expected to serve as the Property Manager responsible for managing the Underlying Asset of Series 150 Panoramic. However, the company may choose to enter into agreements with third-parties to manage the Series' Underlying Asset . The terms of each Property Management Agreement are as set forth below as applicable to all series of YSMD.

Authority: The Property Manager shall have sole authority and complete discretion over the care, custody, maintenance and management of the applicable Underlying Asset for the Series and may take any action that it deems necessary or desirable in connection with each Underlying Asset, subject to the limits set for in the Agreement (generally acquisition of any asset or service for an amount equal to or greater than 1% of the value of the relevant Underlying Asset individually, or 3% of such value in the aggregate requires approval of the Managing Member).

Delegation: The Property Manager may delegate all or any of its duties. The Property Manager shall not have the authority to sell, transfer, encumber or convey any Underlying Asset.

Performance of Underling Assets: The Property Manager gives no warranty as to the performance or profitability of the Underlying Asset or as to the performance of any third party engaged by the Property Manager hereunder.

Assignment: No Property Management Agreement may be assigned by either party without the consent of the other party.

Compensation and Expenses: The Series will pay, monthly, a property management fee to the Property Manager, equal to a percentage (as set forth below) of the Gross Receipts received by the Series during the immediately preceding month.

"Gross Receipts" means (i) receipts from the short-term or long-term rental of the Underlying Asset; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Underlying Asset or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants' security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

The Series will also pay a renovation management fee, as applicable, to the Property Manager equal to a percentage (as set for the below) of the total capital improvement costs for renovation management.

The Series will also pay a disposition fee to the Property Manager equal to a percentage (as set forth below) of the total sales price when the Underlying Asset is sold.

The Series will bear all expenses of the applicable Underlying Asset and shall reimburse the Property Manager for any such expenses paid by the Property Manager on behalf of the applicable Series together with a reasonable rate of interest.

Duration and Termination: Each Property Management Agreement shall expire one year after the date on which the applicable Underlying Asset has been liquidated and the obligations connected to such Underlying Asset (including, without limitation, contingent obligations) have terminated, or earlier if Collab is removed as the Managing Member of the Series.

Allocations of Expenses

If any fees, costs and expenses of the company are not related solely to a specific Series, they will be allocated by the Managing Member among all Series (or in cases where such fees, costs or expenses relate to several Series but not all Series, among the relevant Series) generally in proportion to the Asset Value of the various Series. "Asset Value" at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm's length transaction, determined by the Managing Member in its sole discretion.

Once such fees, costs or expenses have been allocated in accordance with the Manager's allocation policy, each relevant Series would record their allocated portion and become liable for payment or for reimbursing the Managing Member for its pre-allocation payment of such expenses. For example, generally, we expect that the costs of repairs, furnishings and capital expenditures for a particular property will be applicable to and incurred solely by the relevant Series which owns such property. Similarly, property management fees and other contractual obligations under the Property Management Agreement for a specific Series, and the asset management fees charged by our Managing Member will be obligations solely of the relevant Series. In contrast and for example, our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of the Series. Such expenses will be allocated among and reimbursed by all Series established by YSMD once those Series have all been established and funded. There may be situations where it is difficult to allocate fees, costs and expenses among specific Series and, therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. See "Risk Factors – Liability of investors between Series.

The Student Housing Industry

Student housing is broadly defined to include housing designed to accommodate students enrolled in either full-time or part-time post-secondary, public, and private four-year colleges and universities, including those that offer advanced degrees. The student housing market generally does not seek to address the housing needs of students enrolled in two-year community colleges and technical colleges, as these institutions do not generate sufficient and consistent demand for student housing.

Overall, the student housing market has certain unique characteristics that distinguish it from other segments of the housing market. First, purpose-built student housing is aimed only at those persons enrolled in college and not at the general population of renters. Second, the leasing cycle for student housing properties is defined by the academic calendar, which results in a finite leasing window and relatively low month-to-month turnover following the start of the academic year. Finally, student housing properties are designed to accommodate and appeal to the college lifestyle, which is significantly different from the lifestyle of a typical multi-family renter.

There are two general types of student housing: (i) on campus and (ii) off-campus. On-campus housing is generally owned and operated by educational institutions or in a joint venture via public or private partnerships and is located on school property near or adjacent to classroom buildings and other campus facilities. On campus student housing is typically a dormitory with dining halls designed for first year students or for graduate students. Off-campus housing is generally owned and operated by private investors and is located in close proximity to campus (i.e., generally within a two-mile radius of the campus). There are three types of off-campus student housing properties: (i) student competitive, (ii) conventional market rate and (iii) purpose-built. Student competitive apartments are traditional apartment projects that happen to be close to campus. Market rate apartments are typically properties within driving distance, occupied by students who choose to commute. Purpose-built student housing refers to off-campus housing that is specifically designed and constructed as an amenities-rich property with a view towards accommodating the unique characteristics of the student-resident. While purpose-built student housing is classified as a multi-family housing product, it is significantly different from and more specialized than traditional market rate multi-family housing products, which are offered to the broader pool of multi-family renters.

Unlike multi-family housing where apartments are leased by the unit, student housing properties are typically leased by the bed on an individual lease liability basis. Individual lease liability can limit each resident's liability to his or her own rent without liability for a roommate's rent. A parent or guardian will be required to execute each lease as a guarantor unless the resident provides adequate proof of income. The number of lease contracts will therefore be equivalent to the number of beds occupied instead of the number of apartment units rented.

Student housing is a niche property type that has its own set of inherent issues, which are usually addressed by proactive property management. Student housing is seasonal. The most common way to smooth out seasonality is by writing 12 month leases as opposed to leases tied to school year periods. While this lease structure assists in stabilizing annual cash flow, the vast majority of beds still turn over at the same time at the end of the school year. This is followed by a short window of time to address and complete maintenance before the next school cycle. Leasing for the upcoming academic year typically commences in the first semester with a "push" for renewals through December 31 and then marketing to new students at the beginning of the year and ending by late August. Failure to lease-up or correct deferred maintenance during this leasing period can be costly to the property with an entire year's tenancy and cash flow in jeopardy. We anticipate that substantially all of our leases will commence in August and terminate on the last day of July. These dates coincide with the commencement of the universities' fall academic term and typically terminate at the completion of the subsequent summer school session. Other than renewing student-residents, we will be required to substantially re-lease each property each year, resulting in significant turnover in our student-resident population from year to year.

Notwithstanding the impact of the COVID-19 pandemic, college and university enrollment has been growing across the U.S. in recent years, creating a significant need for safe, affordable, and accessible student housing at both public and private institutions. Not all of this housing can be on-campus and institution-financed. Institutions are now evaluating the merits of internal financing, either through use of their endowment or issuance of general obligation bonds or joint venture using a public or private partnership program. While institutions evaluate the market, opportunities exist for off campus private development and financing of student housing. The bureaucratic constraints on public institutions can afford private developers an additional advantage. In addition to increasing enrollment figures, the demand for student housing is driven by several market factors, including the needs of Generation Z (those born between 1995 and 2010), proximity to campus, continued demand, investment performance, and investor interest.

Market Trends

The following represents trends in the student housing market:

- New supply has been declining over the last several years, and 2022 new supply is expected to be at the lowest levels in over a decade.[1]

- Public 4-year universities have averaged 1.6% annual enrollment growth since 1970 and have continued at these levels since the Great Recession.[2]

- The country's 175 largest universities can provide on-campus accommodations for only 21.5% of undergraduates[3]

- Student housing properties are categorized as a subset of multi-family properties, which are considered less volatile than other real estate asset classes.[4]

Competition
The extent of competition in a market area depends significantly on local market conditions. The primary factors upon which competition in the student housing industry are location, rental rates, suitability of the property's design and the manner in which the property is operated and marketed. We believe we will compete successfully on these bases.

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[1] Source: American Campus Communities, March 2022 (Citibank Investors Presentation).
[2] Source: Student Housing State of the Market. CBRE, June 2020
[3]. Source: US Multifamily Housing: A Primer for Offshore Investors, CBRE, December 2017.
[4] Source: US Multifamily Housing: A Primer for Offshore Investors, CBRE, December 2017.

Many of our competitors are larger and have substantially greater resources than we do. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than us.

Plan of Operations

YSMD intends to enable investors to own fractional ownership of a specific student housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such asself-storage, warehouse and industrial, office, and retail properties.

The company chooses properties based on large-scale historical and marketing data and 56 years of combined real-estate experiences from our team's real-estate experts. The company focuses on student housing properties in close proximity to campus with high barriers to entry (e.g. strict zoning law and high construction costs). The company primarily focuses on owning properties serving "thriving universities" (e.g. those with competitive admission rates, high education score, and high endowments per student).[6]

As part of our plan of operations, we intend to execute the following milestones over the course of the next 12 months:

- Continue to focus on three geographical markets that have robust off-campus student housing demand, including Berkeley, CA (UC Berkeley), New Brunswick, NJ (Rutgers University), and Boston, MA (University of Massachusetts).

- Improve investor management platform for better information exchange, investment experience, and customer service.

- Reach 10,000 active investors with both online marketing channels and offline events.

Employees

YSMD currently has 0 full-time employees and 0 part-time employees.

Collab, as the Managing Member of the company, the Property Manager of the company and of each of the Series, currently has three full-time and three part-time employees, including its Chairman and CEO, Qian Wang, all of whom work remotely.

Intellectual Property

None

Regulation

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. Regulations applicable to our business are described below.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state, and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to

access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing, or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Tenant Rights and Fair Housing Laws

Various states have enacted laws, ordinances and regulations protecting the rights of housing tenants. Such laws may require us, our affiliated Property Manager, our third party managers or other operators of our student housing properties to comply with extensive residential landlord requirements and limitations.

Litigation

The company is not a party to any current litigation.

The Company's Property

The company's Managing Member currently leases our office at 29 Orinda Way, #536, Orinda, CA. 95463. The company has its registered office address at 16192 Coastal Highway, Lewes, Delaware 19958.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Relating to the Structure, Operation and Performance of the Company

An investment in an offering constitutes only an investment in that Series offered and not in the company as a whole or any Underlying Assets. A purchase of Series Interests in a Series does not constitute an investment in either the company as a whole or any Underlying Assets directly, or in any other Series Interest. This results in limited voting rights of the investor, which are solely related to a particular Series, and are further limited by the Operating Agreement, of the company, described further herein. Investors will have limited voting rights. Thus, the Managing Member and the Property Manager retain significant control over the management of the company and the Underlying Assets.

Furthermore, because the Series Interests in a Series do not constitute an investment in the company as a whole, holders of the Series Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in any Underlying Assets because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Property Manager will receive a fee in respect of its management of the Property.

Liability of investors between Series. The company is structured as a Delaware series limited liability company that issues separate Series Interests for specific properties. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding Series Interests in one Series is segregated from the liability of investors holding Series Interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series.

Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.

If the company's series limited liability company structure is not respected, then investors may have to share any liabilities of the company with all investors and not just those who hold the same Series Interests as them and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their Series Interests or the likelihood of any distributions being made by a particular Series to its investors.

In addition, the company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the company generally where the assets of such other Series or of the company generally are insufficient to meet its liabilities**.**

If any fees, costs and expenses of the company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued). Although the Managing Member will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see "Description of the Business – Allocations of Expenses" section), there may be situations where it is difficult to

allocate fees, costs and expenses to a specific Series and therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit.

If Collab (USA) Capital LLC, our Managing Member fails to attract and retain Mr. Qian Wang, CEO of YSMD and our Managing Member's CEO, or its key personnel, the company may not be able to achieve its anticipated level of growth and its business could suffer. The Managing Member's and the company's future depends, in part, on Collab's ability to attract and retain key personnel. Its future also depends on the continued contributions of Mr. Wang. Mr. Wang implemented the company's strategy to identify and invest in multi-family properties. Mr. Wang is critical to the management of the Managing Member's and the company's business and operations and the development of its strategic direction. The loss of the services of Mr. Wang's would involve significant time and expense and may significantly delay or prevent the achievement of the company's business objectives.

There is competition for time among the various entities sharing the same management team. Currently, Collab (USA) Capital LLC is the Managing Member of YSMD and each Series and is the Property Manager for this Series. YSMD expects to create more Series in the future as additional attractive student rental properties are identified. It is foreseeable that at certain times the various Series will be competing for time from the management team.

Each Series will rely on its Property Manager to manage each property. Following the acquisition of any property, the property may be managed by Collab Capital (USA) LLC. In addition, any Property Manager will be entitled to certain fees in exchange for its day-to-day operations of each property. Any compensation arrangements if Collab Capital (USA) LLC serves as the Property Manager, will be determined by YSMD sitting on both sides of the table and will not be an arm's length transaction.

If we fail to manage our growth, we may not have access sufficient personnel and other resources to operate our business and our results, financial condition and ability to make distributions to investors may suffer. We intend to establish additional Series and acquire additional student rental properties in the future. As we do so, we will be increasingly reliant on the resources of YSMD and the Property Manager to manage our properties and our company. Currently, the company has no staff and the Managing Member operates with a small staff of three full time employees and three part time employees and may need to hire additional staff. If its resources are not adequate to manage our properties effectively, our results, financial condition and ability to make distributions to investors may suffer.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a Member. Our Managing Member determines our major policies, including our policies regarding financing, growth and debt capitalization. Our Managing Member may amend or revise these and other policies without a vote of the Members. Our Managing Member's broad discretion in setting policies and our Members' inability to exert control over those policies increases the uncertainty and risks you face as a Member.

Our ability to make distributions to our Members is subject to fluctuations in our financial performance, operating results and capital improvement requirements. Currently, our strategy includes paying a distribution at least monthly to investors in the event of positive Free Cash Flow from operation of the Property. In the event of downturns in our operating results, unanticipated capital improvements to the Property, or other factors, we may be unable, or may decide not to pay distributions to our Members. The timing and amount of distributions are the sole discretion of our Managing Member who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to pay distributions.

The company has limited operating history for investors to evaluate. The company and this Series were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the company or any Series will achieve their investment objectives, the value of any properties will increase or that any Properties will be successfully monetized.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Series Interests. The Internal Revenue Code (the "Code") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private

rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in any Series of the company would be limited to prospective effect.

For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Series Interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions would only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

The company's financial statements include a going concern opinion. Our financial statements have been prepared assuming the company will continue as a going concern. We are newly formed and have not generated revenue from operations. We will require additional capital until revenue from operations are sufficient to cover operational costs. There are no assurances that we will be able to raise capital on acceptable terms. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. Therefore, there is substantial doubt about the ability of the company to continue as a going concern.

If the company does not successfully dispose of real estate assets, you may have to hold your investment for an indefinite period. The determination of whether to dispose of the Property is entirely at the discretion of the company. Even if the company decides to dispose of such real estate assets, the company cannot guarantee that it will be able to dispose of them at a favorable price to investors.

Competition with other parties for real estate investments may reduce the company's profitability. The company will compete with other entities engaged in real estate investment for the acquisition or sale of properties, including financial institutions, many of which have greater resources than the company. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital. Such competition could make it more difficult for the company to obtain future funding, which could affect the company's growth.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to satisfy our financial obligations and make expected distributions to our Members depends on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of the Property. These events include:

- general economic conditions;

- rising level of interest rates;

- local oversupply, increased competition or reduction in demand for student housing;

- inability to collect rent from tenants;

- vacancies or our inability to rent beds on favorable terms;

- inability to finance property development on favorable terms;

- increased operating costs, including insurance premiums, utilities, and real estate taxes;

- costs of complying with changes in governmental regulations;

- decreases in student enrollment at particular colleges and universities;

- changes in university policies related to admissions and housing; and

- changing student demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in reduced rentals at these properties. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions. The successful operation of any real estate asset is significantly related to general and local economic conditions. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for student rentals, declining real estate values, or the public perception that any of these events may occur, can result in reductions in the underlying value of any asset and result in poor economic performance. In such cases, investors may lose the full value of their investment, or may not experience any distributions from the real estate asset.

Our results of operations are subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry. We generally lease our owned properties under 12-month leases, and in certain cases, under nine-month or shorter-term semester leases. As a result, we may experience significantly reduced cash flows during the summer months at properties with lease terms shorter than 12 months. Furthermore, all of our properties must be entirely re-leased each year during a limited leasing season that usually begins in January and ends in August of each year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season, exposing us to significant leasing risk.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university-owned

facility, the demand for beds at our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to effect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

Competition and any increased affordability of multi-family homes could limit our ability to lease our apartments or maintain or increase rents, which may materially and adversely affect us, including our financial condition, cash flows, results of operations and growth prospects. The multi-family industry is highly competitive, and we face competition from many sources, including from other multi-family apartment communities both in the immediate vicinity and the geographic market where our properties are and will be located. This could increase the number of apartments units available and may decrease occupancy and unit rental rates. Furthermore, multi-family apartment communities we invest in compete, or will compete, with numerous housing alternative in attracting residents, including owner occupied single and multi-family homes available to rent or purchase. The number of competitive properties and/or condominiums in a particular area, or any increased affordability of owner occupied single and multi-family homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us.

We face significant competition from university-owned on-campus student housing, from other off-campus student housing properties and from traditional multi-family housing located within close proximity to universities. On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us and other private sector operators. We also compete with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.

Currently, the industry is fragmented with no participant holding a significant market share. There are a number of student housing complexes that are located near or in the same general vicinity of the Property and that compete directly with us. Such competing student housing complexes may be newer than our properties, located closer to campus, charge less rent, possess more attractive amenities or offer more services or shorter term or more flexible leases.

Rental income at a particular property could also be affected by a number of other factors, including the construction of new on-campus and off- campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of the property and other general economic conditions.

We believe that a number of other companies with substantial financial and marketing resources may be potential entrants in the student housing business. The entry of one or more of these companies could increase competition for students and for the acquisition, development and management of other student housing properties.

A decline in general economic conditions in the markets in which each property is located or in the United States generally could lead to a lower rental rates in those markets. As a result of this trend, the company may reduce revenue, potentially resulting in losses and lower resale value of properties, which may reduce your return.

Lawsuits may arise between the company and its tenants resulting in lower cash distributions to investors. Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the company and a tenant it is likely that the company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company's investors. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on

property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us renting the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to Members.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions. Each Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the company's net income and the amount of cash available for distributions to investors.

We may incur significant costs complying with other regulations. Each Property is subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the company's cash flows and the return on investment. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the company pays for coverage against property and casualty claims. Additionally, to the extent the company finances the acquisition of a Property, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit the company's ability to finance or refinance its properties if so required. In such instances, the company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The company may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the company may establish, the company has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent the company must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

Risks Related to Our Properties, Our Markets and Our Business

We are an emerging growth company organized on February 2, 2022 and have not yet commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a possibility of losing their investment. We were organized on February 2, 2022 and have not yet started operations. As a result of our start-up status we (i) have generated no revenues, (ii) will accumulate deficits due to organizational and start-up activities, business plan development, and professional fees since we organized. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for purchase, the level of our competition and our ability to attract and maintain key management and employees.

You may not receive Distributions on predictable schedule and may never receive any Distributions. Distributions will only be available to the extent there is cash flow from rentals and other operations of the properties and other investments in excess of Company expenses. Therefore, there can be no assurance as to when or whether there will be any Cash Distributions from the Company to the Members.

The profitability of the properties is uncertain. We intend to invest in properties selectively. Investment in properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these investments, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition. Additional risks inherent in investments include risks that the properties will not achieve anticipated rents or occupancy levels and that estimated operating expenses may prove inaccurate.

Rising expenses could reduce cash flow and funds available for future investments. Our properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If we are unable to increase rents at an equal or higher rate or lease properties on a basis requiring the tenants to pay all or some of the expenses, we would be required to pay those costs, which could adversely affect funds available for future distributions to Members.

Due to economic conditions, local real estate conditions and competition for properties, the real estate we invest in may not appreciate or may decrease in value. A multi-family or commercial property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates. Our income will be adversely affected if a significant number of tenants are unable to pay rent or if our properties cannot be rented on favorable terms. Our performance is linked to economic conditions in the regions where the Property is located and in the market for multi-family space generally. Therefore, to the extent that there are adverse economic conditions in those regions, and in these markets generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to Members.

We may be unable to renew, repay or refinance our outstanding debt. We are subject to the risk that our indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of the Property on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make distributions to our equity holders and pay amounts due on our debt.

Changes in laws could affect our business. We are generally not able to pass through to our residents under existing leases real estate taxes, income taxes or other taxes. Consequently, any such tax increases may adversely affect our financial condition and limit our ability to satisfy our financial obligations and make distributions to security holders. Changes that increase our potential liability under environmental laws or our expenditures on environmental compliance could have the same impact.

A cybersecurity incident and other technology disruptions could negatively impact our business, our relationships and our reputation. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers and our residents. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including residents' personal information, private information about employees, and financial and strategic information about us. As our reliance on technology increases, so have the risks posed to our systems, both internal and those we have outsourced to third party service providers. In addition, information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third-parties on which we rely, could result in

business disruption, negative publicity, brand damage, violation of privacy laws, loss of residents, potential liability and competitive disadvantage, any of which could result in a material adverse effect on financial condition or results of operations.

The ongoing COVID-19 pandemic, and government restrictions adopted in response thereto, could significantly impact the ability of our tenants to pay rent, impede the performance of our properties, and harm our financial condition. The United States, like the rest of the world, has been adversely affected by the breakout of the COVID-19 virus. The United States government, many states, and cities have periodically instituted "shelter in place" orders and adopted other restrictions which have caused the shuttering of many businesses and multiple layoffs, which may affect the income and, ultimately, the ability of tenants to pay rent. In addition, property owners have become subject of certain restrictions, such as a temporary moratorium on evictions, which may limit the Company's ability to respond to tenant defaults. These factors, and any other effects of the pandemic, may impede the operations of our properties and could significantly harm our financial condition and operating results.

Risks Related to the Offering

The company may not raise sufficient funds to achieve its business objectives. As identified in the Series Offering Table, for certain Series of the company, there is no minimum amount required to be raised before the company can accept your subscription for the Series Interests, and it can access the funds immediately. The company may not raise an amount sufficient for it to meet all of its objectives, including acquiring the Property. Once the company accepts your investment funds, there will be no obligation to return your funds. Even if other Series Interests are sold, there may be insufficient funds raised through this offering to cover the expenses associated with the offering or complete the purchase of the Property and the development and implementation of the company's operations. The lack of sufficient funds to pay expenses and for working capital will negatively impact the company's ability to implement and complete its planned use of proceeds.

The company's management has full discretion as to the use of proceeds from the offering. The company presently anticipates that the net proceeds from the offering will be used by us to purchase the Property and as general working capital. The company reserves the right, however, to use the funds from the offering for other purposes not presently contemplated herein but which are related directly to growing its current business. As a result of the foregoing, purchasers of the Series Interests hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend, with only limited information concerning management's specific intentions.

An investment in the Interests is highly illiquid. You may never be able to sell or otherwise dispose of your Series Interests. Since there is no public trading market for our Interests, you may never be able to liquidate your investment or otherwise dispose of your Series Interests. Potential investors should note that the Operating Agreement does not compel the Managing Member to sell all the properties, and thus, there is a risk that an investor may remain in the company indefinitely. Therefore, you should expect to keep your investment in Series Interests indefinitely.

There is no current market for the Series Interests. There is no formal marketplace for the resale of the Series Interests. These Series Interests are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Series Interests as collateral. Since the company has not established a trading forum for the Series Interests, there will be no easy way to know what the Series Interests are worth at any time.

The purchase price for the Series Interests has been arbitrarily determined. The purchase price for the Series Interests has been arbitrarily determined by the company and bears no relationship to the company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the company considered factors such as the purchase and holding costs of the Property, the company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Managing Member and general economic conditions.

You may not be able to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Series Interests, you will probably need to pay tax on the long- or short-term capital gains that you

realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Series Interests for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records and calculate the gain on any sales of the Series Interests you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Series Interests, you may be subject to tax audits and penalties.

You will not be able to hold the Series Interests in your regular brokerage account. Description of where ownership of the securities will be recorded in book-entry form on a stock transfer agent's books. These records show you as the direct owner of the Interests. In the case of publicly-traded companies, it is common for a broker to hold the securities on your behalf, in "street name" (meaning the broker is shown as the holder on the issuer's records and then you show up on the broker's records as the person the broker is holding for). Many brokers will not hold Regulation A securities for their customers, meaning that you may not be able to take advantage of the convenience of having all your holdings reflected in one place.

Risks Related to Forum Selection and Jury Waivers

Investors will be subject to the terms of the Subscription Agreement. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4 to the Offering Statement of which this Offering Circular is part. The Subscription Agreement requires investors to indemnify and hold harmless the company, is Manager and their respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by an investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by investor to any of the foregoing in connection with this transaction. Legal conflicts relating to the Subscription Agreement will likely be heard in Delaware courts and will be governed by under Delaware law.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement or Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements. Investors in this offering will be bound by the Subscription Agreement and the Operating Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his, her or its legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement or Operating Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under one of those agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

In addition, when the Series Interests are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the Series Interests or to the transferor with regard to ownership of the Series Interests, that were in effect immediately prior to the transfer of the Series Interests, including the Subscription Agreement and the Operating Agreement.

The company's Operating Agreement and Subscription Agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against the company. The Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision of or based on any matter arising out of or in connection with the Operating Agreement, or the transactions contemplated thereby, other than matters arising under the federal securities laws, be brought in state or

federal court of competent jurisdiction located within the State of Delaware. Our Subscription Agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the Subscription Agreement, other than matters arising under the federal securities laws, be brought in a state of federal court of competent jurisdiction located within the State of Delaware. These forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

In accordance with the Operating Agreement and the Series Designation for the Series, Collab is the initial member of the Series. Collab is also the Managing Member of YSMD. Finally, Collab is the Property Manager of the Series, unless otherwise specified in the Series Designation for a Series. The sole member and manager of Collab is iREAM Technology Co., Ltd.

YSMD is managed by its Managing Member, Collab. Collab is operated by the following executives and directors who, with the exception of Mr. Hung, Mr. Lucas and Mr. Vereb, all work for the company on a full time basis.

This table shows the principal people on the company's team:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/ Part Time
Qian Wang	Chief Executive Officer	55	02/2022	Full Time
Jin Kuang	Chief Financial Officer	52	04/2023	Full Time
Xuefei Hui	Former Chief Financial Officer	53	10/2022 – 03/2023	Full Time
Bei Zhang	Chief Business Officer	40	05/2023	Full Time
Alex Kou Wei Hung	Vice President	48	02/2022	Part Time – 5 hours
Joshua Lucas	Chief Operating Officer	34	02/2022	Part Time – 5 hours (1)
Gareth Vereb	Head of Product	38	06/2022	Part Time – 25 hours (1)

(1) Messrs. Lucas and Vereb are part-time consultants of the company pursuant to a Master Services Agreement with Scalio LLC ("Scalio), dated June 28, 2022. Messrs. Lucas and Vereb are the chief operating officer and a senior product manager, respectively, at Scalio.

Qian Wang is the founder of Collab (USA) Capital LLC, and is the company's manager, Mr. Wang has over 22 years of experience investing in residential properties in China and the US. Between 2015 and 2019, he partnered with leading private equity and real estate funds to build and manage a real estate portfolio with approximately 1,500 apartments, and over 130,000 square feet of creative office space valued at $3.1 billion. His partners in these ventures includes Warburg Pincus, the Government of Singapore Investment Corporation ("GIC"), the investment management business of Prudential Financial, Inc.("PGIM"), and InfraRed Capital Partners. Over the years, Mr. Wang has led over 50 transactions in Shanghai and Beijing in China, as well as in California and New Jersey in the United States. Mr. Wang received two master's degrees in architecture and real estate from the Massachusetts Institute of Technology. He is currently attending the Owner/President Management program at Harvard Business School. In 2021, He established the Wang Real Estate Innovation Fund at Massachusetts Institute of Technology.

Xuefei Hui has extensive experience in various industries, including banking, consumer credit lending, education, real estate private equity, Fintech, and e-Commerce. Previously, from 1998 to 2002, Ms. Hui served as a vice president in the credit risk management at American Express Company, covering the Small Business Card portfolio. From 2002 to 2008, Ms. Hui served as vice president in the decision management and credit risk management

divisions at Citibank, N.A. covering Citi Cards portfolio, and Citi Mortgage Home Equity lending portfolio. During her career in banking industry, Ms. Hui held multiple leadership roles in credit risk modeling, compliance and auditing, and decision management. Ms. Hui earned her Master's Degrees in Statistics and Engineering from Rutgers University and a Bachelor's degree in Engineering from Tsinghua University in China.

Jin Kuang has over 15 years of extensive professional expertise in various financial domains gained across the USA and Canada, including IFRS, US GAAP, financial reporting, financial planning, merger and acquisition, financial analysis and tax. She has also spent over a decade in progressively responsible financial leadership roles within publicly traded companies. Between July 2012 and December 2022, Ms. Kuang has served as the CFO at OOOOO Entertainment Commerce Limited which is a public company listed on the Toronto Security Venture Exchange ("TSXV") and OTCQB. During the same time, she also served as a part-time CFO for Gourmet Ocean Products Inc. which is also listed on TSXV. Over the years, Jin has served as CFO for multiple publicly listed companies, in addition to her years of auditing experience with KPMG LLP Chartered Accounts. Jin holds a BA in Accounting and an MBA from the University of Northeastern China, along with a US-CPA and CGA designation.

Bei Zhang is a highly experienced leader with more than 15 years of expertise in product and go-to-market strategies. Between September 2008 and January 2014, Bei managed risk management and marketing strategy for financial products as a senior analyst at Capital One Financial Corporation. He then served as head of consumer analytics at Merkle Inc, a marketing agency from January 2014 to November 2017. Bei's experience also includes serving as the director of strategy and analytics at Oportun Inc. between November 2017 and December 2018, where he managed digital marketing strategy and data analytics. From December 2018 to December 2020, he led the growth team at Point Digital Finance Inc. Most recently, from December 2020 to May 2023, Bei was the head of marketing analytics at Grammarly Inc, managing marketing strategy and data science. He holds a Master's Degree Engineering from the University of Rochester, which he received in 2007. In 2016, he earned an MBA from New York University with concentrations in finance and marketing.

Alexander Kou Wei Hung has over 15 years of experience of investing in and managing disruptive real estate and technology businesses in the United States and China. In May 2018, Mr. Hung founded Phalanx Infrastructure Partners, a private equity backed company that builds out data centers. He also is a shareholder and helped spearhead initial fundraising efforts for Magma Equities, a multi-family platform founded in 2018, concentrating on apartment property acquisition in the Southwest and Texas in the United States, with over $500 million acquisitions since inception. From September 2017 to September 2019, Mr. Hung was involved in fundraising efforts for Nova Real Estate Investments, a Shanghai based real estate platform backed by Warburg Pincus and GIC, with an asset under management of over $3 billion. From February 2012 to December 2016, Mr. Hung served as a Managing Director at Das & Co., an India-focused private equity company. Prior to that, from September 2005 to May 2009, he was a Technology, Media and Telecom investment banker at Bank of America Merrill Lynch. Before entering investment banking from September 2000 to August 2003, Mr. Hung was a corporate attorney at New York law firms Winston & Strawn and Schulte Roth & Zabel. Mr. Hung holds a bachelor's degree from Dartmouth College, MBA from Yale School of Management (2003-2005), and JD from Northwestern University School of Law.

Joshua Lucas is a consultant contracted by Collab as product and operations strategist. Joshua has successfully led numerous high-profile digital initiatives for renowned clients, including Alphabet, Inc., Uber Technologies Inc and various Fortune 500 companies and high-growth startups. Since May 2014, Joshua has served as the Chief Operating Officer at Scalio LLC ("Scalio"). Joshua's educational background includes obtaining an MBA with a concentration in Strategy from the University of Alabama between 2012 and 2014. During his time at the university, he also held the esteemed position of Vice President of Alabama's Net Impact chapter, showcasing his leadership abilities and commitment to making a positive impact.

Gareth Vereb is an experienced technical product management specialist with over 16 years of experience leading major product projects. Between April 2013 and Oct 2016, Gareth worked in Techworks IT Solutions (Pty) Ltd., overseeing technology infrastructure implementation projects for underwriting companies. Between October 2016 and January 2019, Gareth led the growth and management of a real estate asset portfolio at eAdvance (Pty) Ltd. From January 2019 to June 2021 Gareth worked with CAPIC (Pty) Ltd as well as Techworks IT Solutions (Pty) Ltd on several consulting projects in the private and public sector. From June 2021 to July 2022 he facilitated the redesign of the entire back-end technology stack at Blue Label Telecoms Limited. Since July 2022, Gareth has served as the senior technical project manager at Scalio, focusing on system development for Collab. He holds an

undergraduate degree in financial management, and a postgraduate degree in systems management, and is a certified Project Management Professional (PMP) and Scrum Master (CSM). Additionally, he is a Dean's List scholar MBA at Henley Business School - University of Reading (UK).

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

At the closing of the Series 150 Panoramic offering, Collab (USA) Capital LLC, our Managing Member, must purchase a minimum of 5% and may purchase a maximum of 19.9% of Series Interests through the Offering, or such other minimum and maximum percentage amount as set forth in the applicable Series Certificate of Designations for the Series, for the same price as all other investors.

The address for Collab, our Managing Manager, is set forth on the cover page of this Offering Memorandum.

As of June 30, 2024, iREAM Technology Co., Ltd. owns all of outstanding interests in Collab (USA) Capital LLC. Edrick Wang and Albert Wang, are the sons of Qian Wang, Collab's CEO and Chairman, and indirectly own 64.67% iREAM Technology Co., Ltd. (on a fully-diluted basis).

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Uses	Allocation After Offering Expenses for a $10,000 Raise		Allocation After Offering Expense for a $[1,000,000] Raise	
Brokerage Commissions	$	400	$	40,000
Net Purchase Price of Property (1)	$	7,900.50	$	790,050
Offering Expenses (2)	$	300	$	30,000
Operating Reserve	$	800	$	80,000
Acquisition Expense (3)	$	199.50	$	19,950
Sourcing Fee	$	400	$	40,000
Total Proceeds	**$**	**10,000**	**$**	**1,000,000**

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

(1) [YSMD Series 150 Panoramic will enter into a Purchase Agreement with YRQ Irrevocable Trust, an affiliated entity of the Managing Member, and will own 39.60% of 150 Panoramic Way LLC (the "150 Panoramic LLC"). The Agreement will provide for YSMD's purchase of 150 Panoramic Way LLC, at a net purchase price of $790,050 (i.e., 39.60% of the asset price totaling $1,995,000.

(2) Because these are best efforts offerings, the actual public offering amounts, brokerage fees and proceeds to us are not presently determinable and may be substantially less than each total maximum offering set forth above. We will reimburse the manager for series offering expenses actually incurred in an amount up to 3% of asset value, which we expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering.

(3) Acquisition related expenses including legal fees associated with Purchase and Sale Agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

[In the event we receive gross proceeds less than an amount that represents the YSMD Series 150 Panoramic Ownership percentage of the net purchase price of the Property, the Managing Member will provide YSMD Series 150 Panoramic with a loan (the "Acquisition Loan") in an amount necessary to complete the acquisition of the 150 Panoramic Property. The Acquisition Loan will have a maturity date of 12 months from the Property Closing Date and will not bear any interest. It is expected that the Acquisition Loan will be repaid through the closing of the YSMD Series 150 Panoramic Offering [or through an additional, future YSMD 150 Panoramic offerings]. In the event that the Acquisition Loan is not repaid prior to its maturity date, the Acquisition Loan shall be converted into YSMD Series 150 Panoramic Series Interests under the same terms as this Offering.]

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC. The following discussion should be read in conjunction with our reviewed 2023 financial statements and the related notes included in this Offering Statement.

Overview

YSMD, a Delaware series limited liability company formed on February 2, 2022. YSMD is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Series 150 Panoramic was formed on August 11, 2023, and has not generated any significant operating history. While the consolidated operations of YSMD are being reported here, along with information specific to other series, investors in this offering will not own YSMD as a consolidated whole, or any part of those other series.

Plan of Operations and Milestones

YSMD intends to enable investors to own fractional ownership of a specific student housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties.

The company chooses properties based on large-scale historical and marketing data and 56 years of combined real-estate experience from our team's real-estate experts. The company focuses on student housing properties in close proximity to campus with high barriers to entry (e.g. strict zoning law and high construction costs). The company primarily focuses on owning properties serving "thriving universities" (e.g. those with competitive admission rates, high education score, and high endowments per student).[6]

As part of our plan of operations, we intend to execute the following milestones over the course of the next 12 months:

- Continue to focus on three geographical markets that have robust off-campus student housing demand, including Berkeley, CA (UC Berkeley), New Brunswick, NJ (Rutgers University), and Boston, MA (University of Massachusetts).

- Improve investor management platform for better information exchange, investment experience, and customer service.

- Reach 10,000 active investors with both online marketing channels and offline events.

Operating Results

Revenues:

Revenues are generated at the series level. As of December 31, 2023, no series has generated any revenues, and the underlying properties have not been acquired.

Expenses

Each series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

Series of YSMD, including Series A, Series 2340 Hilgard, and Series 19-3 Buttonwood, have had operating history in which expenses have been incurred.

Series A

For Series A, we have incurred $113,417 in operating expenses for the year ended December 31, 2023. For Series 2340 Hilgard, we have incurred $32,862 in operating expenses for the year ended December 31, 2023. For Series Buttonwood 19-3, we have incurred $17,801 in operating expenses for the year ended December 31, 2023.

For Series A, we have incurred $113,417 in operating expenses for the year ended December 31, 2023 as compared to $42,116 for the period since inception through December 31, 2022. The increase in operating expenses was primarily due to an (i) increase in professional fees from $42,116 for the period since inception through December 31, 2022 to $68,660 for the year ended December 31, 2023; (ii) an increase in agency fees from $0 for the period since inception through December 31, 2022 to $32,018 for the year ended December 31, 2023 and (iii) in filing fees from $0 for the period since inception through December 31, 2022 to $12,739 for the year ended December 31, 2023. As a result of the above, Series A has net loss of $113,417 for the year ended December 31, 2023 and $42,116 for the period since inception through December 31, 2022.

Series 2340 Hilgard

For Series 2340 Hilgard, we have incurred $32,862 in operating expenses for the period since inception through December 31, 2023. These expenses comprised mainly from professional fees incurred of $29,500 and filing fees of $3,362. As a result of the above, Series 2340 Hilgard has net loss of $32,862 for the period since inception through December 31, 2023.

19-3 Buttonwood

For Series 19-3 Buttonwood, we have incurred $17,801 in operating expenses for the period since inception through December 31, 2023. These expenses comprised mainly from professional fees incurred of $14,500 and filing fees of $3,246. As a result of the above, Series 19-3 Buttonwood has net loss of $17,801 for the period since inception through December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2023, YSMD Series 150 Panoramic had no cash or cash equivalents and had no financial obligations.

YSMD Series 150 Panoramic expects to complete the acquisition of their respective properties during the second quarter of 2025. We intend to purchase 150 Panoramic Way LLC with the proceeds of the Offering.

As of December 31, 2023, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for each offering under Regulation A. The related party accounts payable as of December 31, 2023 are as follows:

Series		Related Party Accounts Payable
A	$	47,778
Series 2340 Hilgard	$	60,247
Series Buttonwood 19-3	$	45,246
Eliminated in consolidation	$	(46,000)

Total	$	107,271

50

As of December 31, 2023, each of our series has documented deferred offering costs as an asset as follows:

Series		Deferred Offering Costs
A	$	77,520
Series 2340 Hilgard	$	25,000
Series Buttonwood 19-3	$	25,000
Total	$	127,520

As of December 31, 2023, Series A has recorded cash of 84,341, subscriptions receivable of $712,742, and due from related party $64,587. Series A expect to complete the acquisition of their respective properties during the second quarter of 2025.

As of December 31, 2023, Series Hilgard has recorded cash of 1,686 and subscriptions receivable of $157,084. YSMD Series 2340 Hilgard expects to complete the acquisition of their respective properties during the second quarter of 2025. Series Buttonwood has recorded cash of 1,562, subscriptions receivable of $117,065 and due from related party of $61,834. YSMD Series Buttonwood 19-3 expects to complete the acquisition of their respective properties during the fourth quarter of 2025.

We intend to purchase 2340 Hilgard and Buttonwood 19-3 with the proceeds of each of the Series 2340 Hilgard and Series Buttonwood 19-3 offering, respectively.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's and each Series' ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

The company's financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company's ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results.

The company's accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company's control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company's financial condition and the results of its operations.

Impact of the COVID-19 Coronavirus Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a pandemic. As we are just beginning our operations, COVID-19 has not had an impact on our business to date. The rapid development and fast-changing nature of the COVID-19 pandemic creates many unknowns that could have a future material impact on our operations and the operations of each of our series. The pandemic's duration and severity and the extent of the adverse health impact on the general population and on the local population where our series properties are and will be located are among the unknowns. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. For additional details, see Risk Factors.

RELATED PARTY TRANSACTIONS

Existing Transactions

Property Management Agreement

The Series is expected to enter into a Property Management Agreement with Collab, the Managing Member of the company. See "The Company and Its Business – Property Management Agreement with Collab" for a description of this agreement.

Real Estate Purchase

YSMD Series 150 Panoramic will enter into a Purchase Agreement with YRQ Irrevocable Trust, an affiliated entities of the Managing Member, and will own 39.60% of 150 Panoramic Way LLC (the "150 Panoramic LLC"). The Agreement will provide for YSMD's purchase of 150 Panoramic LLC, at a net purchase price of $790,050 (i.e., 39.60% of the asset price totaling $1,995,000).

RECENT OFFERINGS OF SECURITIES

The company has previously undertaking the following offerings associated with its other Series:

Series Name	Underlying Asset(s)	Offering Price per Series Interest	Minimum Subscription per Investor	Maximum Offering Size	Maximum Series Interests (1)	Initial Qualification Date (2)	Open Date (3)	Closing Date	Status	Number of Securities Sold (4)	Exemption Relied Upon
Series A	1742 Spruce Street, Berkeley, CA 94709	$ 5.00	100 Units ($500)	$4,514,621	902,924	12/8/22	12/9/22	Open	Open	260,402	Regulation A
Series 2340 Hilgard	2340 Hilgard Ave, Berkeley, CA 94709	$ 5.00	20 Units ($100)	$2,402,400	480,480	8/15/23	8/17/23	Open	Open	43,136	Regulation A
Series Buttonwood 19-3	19 Buttonwood Street #3, Dorchester, MA 02125	$ 5.00	4 Units ($20)	$ 572,680	114,536	8/15/23	8/17/23	Open	Open	88,965	Regulation A
Series 33 Mine Street	33 Mine Street, New Brunswick, NJ. 08901	$ 5.00	60 Units ($300)	$ 867,258	173,452	8/21/24	8/23/24	Open	Open	[XX]	Regulation A
Series Buttonwood 21-2	21 Buttonwood Street #2, Dorchester, MA 02125	$ 5.00	20 Units ($100)	$ 559,091	111,818	8/21/24	8/23/24	Open	Open	[XX]	Regulation A
Series 150 Panoramic	150 Panoramic Way, Berkeley, CA 94704	$ 5.00]	20 Units ($100)	$1,000,000	200,000	[XX]	[XX]	[XX]	[XX]	[XX]	Regulation CF

(1) For open offerings, each row states, with respect to the given offering, the minimum and maximum number of Series Interests offered and the number of Series Interests sold as of June 30, 2024.

(2) For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Commission.

(3) For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions of the company's Series Interests, certain provisions of Delaware law, the Series Designation for each Series and the Operating Agreement are summaries and are qualified by reference to Delaware law, the Series Designation of the relevant Series and the Operating Agreement.

General

Title to each Underlying Asset

Title to the property comprising an Underlying Asset of a Series will be held by such Series.

Managing Member, Collab (USA) Capital LLC

Collab (USA) Capital LLC is the Managing Member of each Series.

Collab (USA) Capital LLC, is the Property Manager of each Series; provided, however, that in the discretion of the Managing Member, the Property Manager may be as otherwise stated in the Certificate of Designation for any Series.

The Managing Member may amend any of the terms of the Operating Agreement of YSMD or any Series Designation as it determines in its sole discretion. However, no amendment to the Operating Agreement may be made without the consent of the holders holding a majority of the outstanding Series Interests, that: (i) decreases the percentage of outstanding Series Interests required to take any action under the Agreement; (ii) materially adversely affects the rights of any of the members holding Series Interests (including adversely affecting the holders of any particular Series Interests as compared to holders of other Series Interests); (iii) modifies Section 11.1(a) of the Operating Agreement or gives any person the right to dissolve the company; or (iv) modifies the term of the company.

Distributions

Subject to Section 7.3 and Article XI of the Operating Agreement, as described in the Operating Agreement, and any Series Designation, we intend to distribute 100% of the Free Cash Flows of a Series, after reimbursing the Managing Member and the Property Manager for expenses incurred on behalf of a Series, plus accrued interest, and creating such reserves as the Managing Member deems necessary. A Series' net income, and therefore, its Free Cash Flows, will be reduced by the expenses of that Series, including the following fees paid to our Managing Member and Property Manager, unless indicated in the relevant Series Designation or property management agreement:

· Property Management Fee: We generally seek to set these fees to be comparable to prevailing market rates for the management of student housing rental properties in the relevant geographic area. Currently these fees amount to 8% of the Gross Receipts of the Series.

·Renovation Management Fee: up to .5% of total capital improvement cost for renovation management.

Asset Management Fee: A quarterly fee of 0.5% (2% annually) of the Asset Value of the Series.

Sourcing Fee: Any portion of the sourcing fee for the Series that is not funded by the proceeds of the Series offering and that is booked as an expenses of the Series, at the company and Managing Member's discretion. Please see "Use of Proceeds" for the sourcing fee applicable to each specific Series.

·Disposition Fee: 2% of total sales price when the Asset is sold.

We determined these fees internally without any independent assessment of comparable market fees. As a result, they may be higher than those available from unaffiliated third parties. After payment of all of the above fees, all

other cash expenses and capital expenditures by the Series, it may not generate sufficient revenue to produce any Free Cash Flows or make distribution to investors.

Distributions will be applied as follows:

First, 100% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise) until the Members have received back 100% of their Capital Contribution; and

Second, 20% to the Managing Member and 80% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise).

"Free Cash Flows" means any available cash for distribution generated from the net income received by a Series, as determined by the Managing Member to be in the nature of income as defined by U.S. GAAP, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization of the relevant Underlying Asset (as shown on the income statement of such Series) and (iii) any depreciation of the relevant Underlying Asset (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses less (a) any capital expenditure related to the Underlying Asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, including interest payments on debt obligations and tax liabilities, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series in accordance with the terms of the Operating Agreement.

"Asset Value" at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm's length transaction, determined by the Managing Member in its sole discretion.

We do not intend to obtain a third-party valuation of the assets of each Series to determine "Asset Value".

Restrictions on Transfer

No Transfer of any Series Interest, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion. Furthermore, no transfer of any Series Interests, whether voluntary or involuntary, will be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the company that such transfer will not, unless waived by the Managing Member:

· result in the transferee directly or indirectly owning in excess of 19.9% of the aggregate outstanding Series Interests;

· result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless the Series Interests have been registered under the Exchange Act or the company is otherwise an Exchange Act reporting company;

· cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of the Employee Retirement Income Security Act of 1974;

· adversely affect the company or such Series, or subject the company, the Series, the Managing Member or any of their respective affiliates to any additional regulatory or governmental requirements or cause the company to be disqualified as a limited liability company or subject the company, any Series, the Managing Member or any of their respective affiliates to any tax to which it would not otherwise be subject;

- require registration of the company, any Series or any Series Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

- violate or be inconsistent with any representation or warranty made by the transferring Member.

Redemption

Members shall not have any right to resign or redeem their Series Interests from the Company; *provided* that (i) when a transferee of a Member's Series Interests becomes a record holder of such Interests, such transferring Member shall cease to be a Member of the company with respect to the Interests so transferred and (ii) Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with the Operating Agreement.

Voting Rights

Investors have limited voting rights, and substantial powers are delegated to our Managing Member under Section 5.1 of the company's Operating Agreement for which a vote of the Series Interest holders is not required.

When submitting a matter of vote, a holder of a Series Interest, is entitled to one vote per Series Interest on any and all matters submitted for the consent or approval of members generally. No separate vote or consent of the holders of Series Interests of a specific Series shall be required for the approval of any matter, except for matters specified in the Series Designation of such Series.

For each existing Series, the affirmative vote of the holders of not less than a majority of the Series Interests of the Series then outstanding shall be required for: (a) decreases the percentage of outstanding Interests required to take any action under the Operating Agreement; (b) any amendment to the Operating Agreement (including the Series Designation) that would materially adversely affects the rights of any of the Members (including adversely affecting the holders of any particular Series of Interests as compared to holders of other series of Interests); (c) the modification any provisions of the Operating Agreement relating to or gives any person the right to dissolve the company; or (d) any modification to the term of the Company.

The affirmative vote of at least two thirds of the total votes that may be cast by all outstanding Series Interests, voting together as a class, may elect to remove the Managing Member at any time if the Managing Member is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the company and which has a material adverse effect the company. If the Managing Member is so removed, the members, by a plurality vote, may appoint a replacement managing member or approve the liquidation and termination of the company and each Series in accordance with the provisions of Article X of the Operating Agreement. In the event of the resignation of the Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the outstanding Series Interests shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing Member of the company until such date as a successor Managing Member is so elected.

Confidential Information

The purpose of Article XIV of the Operating Agreement is to protect confidential information of the company that would be available to Series Interest holders but not subject to disclosure under federal securities laws or otherwise publicly available. Such information would include personal information of other investors held by the company, and other information in the books and records of the company that is not public and to which a Series Interest holder requests and receives access. Note, this confidentiality obligation does not extend to disclosures which are required by law or to which the Managing Member consents.

Reports to Members

The Managing Member must keep appropriate books and records with respect to the business of the company and each Series business. The books of the company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory

disclosure requirement. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our Managing Member in accordance with the Internal Revenue Code.

Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member must use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

- · a financial statement of each Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

- · confirmation of the number of Series Interests in each Series outstanding as of the end of the most recent fiscal year;

provided, that notwithstanding the foregoing, if the company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with the above requirements and no further or earlier financial reports shall be required to be provided to the Members of the applicable Series with such reporting requirement.

Our Managing Member intends to file with the Commission periodic reports as required by applicable securities laws.

Under the Securities Act, the company must update this Offering Memorandum upon the occurrence of certain events, such as asset acquisitions. The company will file updated offering circulars and offering circular supplements with the Commission. The company is also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, the company will file annual reports, semiannual reports and other information with the Commission. In addition, the company plans to provide Series Interest holders with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.

The company will provide such documents and periodic updates electronically by email or made available through the company's platform.

Distribution Upon Liquidation of a Series

Subject to Article XI of the Operating Agreement and any Series Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed as follows:

- (c) First, 100% to the Members (pro rata and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise) until the Members have received back 100% of their Capital Contribution; and

- (d) Second, 20% to the Managing Member and 80% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise).

As of the date of this Offering Memorandum, no series of YSMD has made any liquidation distributions.

Other Rights

Holders of Series Interests shall have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the company and no preferential rights to distributions of Series Interests.

Selling Security Holders

No securities are being sold for the account of security holders. All net proceeds of this offering will go to the company.

Forum Selection Provision

The Subscription Agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the Subscription Agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, excluding any claims under federal securities laws. Although the company believes the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting the company's litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to various forums so they may continue to focus on operations of the company.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, excluding any claim under federal securities laws. By signing the Subscription Agreement, an investor will warrant that the investor has reviewed this waiver with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor's legal counsel. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

What it Means to be a Minority Holder

As an investor in Series Interests of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the Series Interests can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Escrow Facilitator

The company has entered into an Escrow Agreement with North Capital Private Securities Corporation (the "Escrow Facilitator"). Investor funds will be held by the Escrow Facilitator pending closing or termination of the offering. All subscribers will be instructed by the company or its agents to transfer funds by check, wire transfer or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving Series Interests; escrowed funds may be returned.

The Escrow Facilitator is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the company, recommend the company's securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Memorandum or other offering materials to investors. The use of the Escrow Agent's technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. All inquiries regarding this offering or escrow should be made directly to the company.

Transfer Agent

The company has engaged Vertalo LLC as transfer agent.

DILUTION

As of the date of this Offering Memorandum, the Managing Member owns 100% of the company's membership interests. Those membership interests are not connected to any specific Series Interest. Investors in this offering will be acquiring Series Interests of a Series of the company, the economic rights of each Series Interest will be based on the corresponding Underlying Asset of that Series. As such, investors will not experience dilution except as a result of the sale of additional Series Interests of the Series to which they have subscribed.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The price of the Series Interests was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

REGULATORY INFORMATION

Disqualification

Neither the company, the Managing Member nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.collabhome.io

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

DALMORE'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of a rolling close to change their minds and cancel their investment commitments for any reason. Once a rolling close is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form

C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here: https://collab.dalmoredirect.com/properties/40

Exhibit B


YSMD, LLC
(A Delaware Series LLC)

Consolidated and Consolidating Financial Statements

As of December 31, 2023 and 2022, for the year ended December 31, 2023 and for the period from February 2, 2022 (Inception) to December 31, 2022


To the Members of
YSMD LLC
Lewes, Delaware

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of YSMD, LLC (the "Company") on a consolidated basis, which comprise the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in members' equity/(deficit), and cash flows for the year ended December 31, 2023 and for the period from February 2, 2022 (inception) to December 31, 2022, and the related notes to the consolidated financial statements. We have audited the accompanying financial statements of each listed Series of the Company, which comprise each listed Series' balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the year ended December 31, 2023 and for the period from February 2, 2022 (inception) to December 31, 2022 for each listed Series, and the related notes to each listed Series' financial statements.

In our opinion, the consolidated financial statements and each Series' financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, the financial position of each listed Series as of December 31, 2023 and 2022, the results of the Company's consolidated operations and its cash flows for the year ended December 31, 2023 and for the period from February 2, 2022 (inception) to December 31, 2022, and the results of each listed Series' operations and cash flows for the year ended December 31, 2023 and for the period from February 2, 2022 (inception) to December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements section of our report. We are required to be independent of the Company and each listed Series and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's and Each Listed Series' Ability to Continue as a Going Concern

The accompanying consolidated financial statements and each listed Series' financial statements have been prepared assuming that the Company and each listed Series will continue as a going concern. As described in Note 5 to the consolidated financial statements, the Company and each listed Series has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2023. These factors, among others, raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements and each listed Series' financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements and Each Series' Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements and each listed Series' financial statements in accordance with accounting principles generally accepted in the United States of

America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements and each listed Series' financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern within one year after the date that the consolidated financial statements and each listed Series' financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole as of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from February 2, 2022 (inception) to December 31, 2022, and each listed Series' financial statements as of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from February 2, 2022 (inception) to December 31, 2022, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements and each listed Series' financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and each listed Series' financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control or each listed Series' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements and each listed Series' financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 20, 2024


Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202


p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS						
Current assets:						
Cash	$ -	$ 84,341	$ 1,686	$ 1,562	$ -	$ 87,589
Subscriptions receivable	-	712,742	157,084	117,065	-	986,891
Due from related party	-	64,587	-	61,834	(46,000)	80,421
Deferred offering costs	-	77,520	25,000	25,000	-	127,520
Total current assets	**-**	**939,190**	**183,770**	**205,461**	**(46,000)**	**1,282,421**
Investment properties:						
Investment properties at cost:	-	-	-	-	-	-
Less: accumulated depreciation	-	-	-	-	-	-
Total investment properties at cost, net	**-**	**-**	**-**	**-**	**-**	**-**
Total Assets	**$ -**	**$ 939,190**	**$ 183,770**	**$ 205,461**	**$ (46,000)**	**$ 1,282,421**
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)						
Current liabilities:						
Accounts payable	$ -	$ 3,479	$ 700	$ 532	$ -	$ 4,711
Due to related parties	-	47,778	60,247	45,246	(46,000)	107,271
Total current liabilities	**-**	**51,257**	**60,947**	**45,778**	**(46,000)**	**111,982**
Long-term liabilities:						
Mortgage payable	-	-	-	-	-	-
Total long-term liabilities	**-**	**-**	**-**	**-**	**-**	**-**
Total liabilities	**-**	**51,257**	**60,947**	**45,778**	**(46,000)**	**111,982**
Members' equity (deficit):						
Members' contributions	-	1,066,797	157,100	178,854	-	1,402,751
Accumulated deficit	-	(178,864)	(34,277)	(19,171)	-	(232,312)
Total members' equity / (deficit)	**-**	**887,933**	**122,823**	**159,683**	**-**	**1,170,439**
Total Liabilities and Members' Equity / (Deficit)	**$ -**	**$ 939,190**	**$ 183,770**	**$ 205,461**	**$ (46,000)**	**$ 1,282,421**

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2022
(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
ASSETS			
Current assets:			
Cash	$ -	$ -	$ -
Subscriptions receivable	-	24,750	24,750
Deferred offering costs	-	74,108	74,108
Total current assets	-	98,858	98,858
Investment properties:			
Investment properties at cost:	-	-	-
Less: accumulated depreciation	-	-	-
Total investment properties at cost, net	-	-	-
Total Assets	$ -	$ 98,858	$ 98,858
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable	$ -	$ 36,606	$ 36,606
Due to related parties	-	79,618	79,618
Total current liabilities	-	116,224	116,224
Long-term liabilities:			
Mortgage payable	-	-	-
Total long-term liabilities	-	-	-
Total liabilities	-	116,224	116,224
Members' equity (deficit):			
Members' contributions	-	24,750	24,750
Accumulated deficit	-	(42,116)	(42,116)
Total members' equity / (deficit)	-	(17,366)	(17,366)
Total Liabilities and Members' Equity / (Deficit)	$ -	$ 98,858	$ 98,858

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Revenue	$ -	$ -	$ -	$ -	$ -
Operating expenses:					
General and administrative	-	113,417	32,862	17,801	164,080
Total expenses	-	113,417	32,862	17,801	164,080
Net loss	$ -	$ (113,417)	$ (32,862)	$ (17,801)	$ (164,080)
Weighted average membership interests	N/A	95,550	5,523	6,655	N/A
Loss per membership interest	N/A	$ 1.19	$ 5.95	$ 2.67	N/A

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO DECEMBER 31, 2022
(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
Revenue	$ -	$ -	$ -
Operating expenses:			
General and administrative	-	42,116	42,116
Total expenses	-	42,116	42,116
Net loss	$ -	$ (42,116)	$ (42,116)
Weighted average membership interests	-	119	119
Loss per membership interest	$ -	$ (354)	$ (354)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY / (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2023, AND FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO DECEMBER 31, 2022
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Balance as of February 2, 2022 (inception)	$ -	$ -	$ -	$ -	$ -
Members' contributions	-	24,750	-	-	24,750
Distributions	-	-	-	-	-
Net loss	-	(42,116)	-	-	(42,116)
Balance as of December 31, 2022	$ -	$ (17,366)	$ -	$ -	(17,366)
Members' contributions	-	1,042,047	157,100	178,854	1,378,001
Distributions	-	(23,331)	(1,415)	(1,370)	(26,116)
Net loss	-	(113,417)	(32,862)	(17,801)	(164,080)
Balance as of December 31, 2023	$ -	$ 887,933	$ 122,823	$ 159,683	$ 1,170,439
Number of membership interests	-	213,359	31,420	35,771	280,550

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:						
Net loss	$ -	$ (113,417)	$ (32,862)	$ (17,801)	$ -	$ (164,080)
Adjustments to reconcile net loss to net cash (used in) operating activities						
Expenses paid on Series behalf by related party	-	76,278	37,247	22,246	-	135,771
Accounts payable	-	(36,605)	700	532	-	(35,373)
Net cash provided by (used in) operating activities	-	(73,744)	5,085	4,977	-	(63,682)
Cash flows from investing activities:						
Advances to related parties	-	(46,000)	-	-	46,000	-
Net cash (used in) investing activities	-	(46,000)	-	-	46,000	-
Cash flows from financing activities:						
Proceeds from subscriptions	-	335,468	16	(45)	-	335,439
Distributions	-	(19,853)	(1,415)	(1,370)	-	(22,638)
Advances from related parties	-	2,500	23,000	23,000	(46,000)	2,500
Repayments of due to related parties	-	(110,618)	-	-	-	(110,618)
Deferred offering cost charge	-	(3,412)	(25,000)	(25,000)	-	(53,412)
Net cash provided by (used in) financing activities	-	204,085	(3,399)	(3,415)	(46,000)	151,271

Net change in cash		-		84,341		1,686		1,562		-	87,589
Cash and cash equivalents at beginning of period		-		-		-		-		-	-
Cash and cash equivalents at end of period	$	-	$	84,341	$	1,686	$	1,562	$	- $	87,589
Supplemental Disclosure of Non-Cash Financing Activities											
Subscriptions due from Manager paid by due from related party under bonus share program	$	- $		18,587 $		- $		61,834		- $	80,421

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO DECEMBER 31, 2022
(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
Cash flows from operating activities:			
Net loss	$ -	$ (42,116)	$ (42,116)
Adjustments to reconcile net loss to net cash (used in) operating activities			
Accounts payable	-	36,606	36,606
Net cash (used in) operating activities	-	(5,510)	(5,510)
Cash flows from financing activities:			
Net advances from related parties	-	79,618	79,618
Deferred offering cost charge	-	(74,108)	(74,108)
Net cash provided by financing activities	-	5,510	5,510
Net change in cash	-	-	-
Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	$ -	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD LLC
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022, FOR THE YEAR ENDED
DECEMBER 31, 2023 AND FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO
DECEMBER 31, 2022
(Audited)

NOTE 1 – NATURE OF OPERATIONS

YSMD LLC (the "Company") is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC ("the Manager"). The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC ("Series A") is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware. YSMD Series 2340 Hilgard LLC ("Series Hilgard") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC ("Series Buttonwood") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series 33 Mine Street, LLC ("Series 33 Mine Street") is Delaware limited liability company formed on November 1, 2023 under the laws of Delaware. YSMD Series Buttonwood 21-2, LLC ("Series Buttonwood 21-2") is Delaware limited liability company formed on November1, 2023 under the laws of Delaware. Neither Series 33 Mine Street nor Series Buttonwood 21-2 have begun operations as of December 31, 2023.

As of December 31, 2023 and 2022, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's and each Series' planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB"). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series' control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series' financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Subscriptions Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members' equity/(deficit) on the balance sheet.

For the year ended December 31, 2023 and for the period from February 2, 2022 (inception) to December 31, 2022, the Company has received $1,042,047 and $24,750 of fully subscribed equity subscriptions from Series A offerings, respectively. As of December 31, 2023 and 2022, the Company had $712,742 and $24,750 in subscriptions receivable for Series A, respectively.

For the year ended December 31, 2023 and for the period from February 2, 2022 (inception) to December 31, 2022, the Company has received $157,100 and $0 of fully subscribed equity subscriptions from Series Hilgard offerings, respectively. As of December 31, 2023 and 2022, the Company had $157,084 and $0 in subscriptions receivable for Series Hilgard, respectively.

For the year ended December 31, 2023 and for the period from February 2, 2022 (inception) to December 31, 2022, the Company has received $178,854 and $0 of fully subscribed equity subscriptions from Series Buttonwood offerings, respectively. As of December 31, 2023 and 2022, the Company had $117,065 and $0 in subscriptions receivable for Series Buttonwood, respectively.

Investment Properties

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate Impairment

The Company and each Series review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment of real estate assets as of December 31, 2023 and 2022.

Deferred Offering Costs

The Company and each Series comply with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of asset value, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering. As of December 31, 2023, the Manager has incurred $127,520 in offering expenses which $10,000 was included in due to related parties. As each offering is ongoing as of December 31, 2023, the deferred offering costs have not yet been charged to members' equity/(deficit). As of December 31, 2022, the Manager has incurred $74,108 in offering expenses of which $30,000 was included in accounts payable and $44,108 was included in due to related parties.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023 and December 31, 2022.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

Expense Allocations

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) per membership interest ("EPMI") will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statement.

NOTE 3 – MEMBERS' EQUITY / (DEFICIT)

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the "Manager"). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company's series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating

agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company's offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders.

During the year ended December 31, 2023, members' contributions amounted to $1,023,460 to the Company from Series A's offerings by issuing 204,692 units at $5 per unit. The Company also issued 3,717 reward shares with a value of $18,587, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2023, members' contributions amounted to $157,100 to the Company from Series Hilgard's offerings by issuing 31,420 units at $5 per unit. During the year ended December 31, 2023, members' contributions totaled $117,020 to the Company from Series Buttonwood's offerings by issuing 23,404 units at $5 per unit. The Company also issued 12,367 reward shares with a value of $61,834, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering.

During the period from February 2, 2022 (inception) to December 31, 2022, members' contributions amounted to $24,750 to the Company from Series A's offerings by issuing 4,950 units with $5 per unit of the offering. As of December 31, 2022 the Company had $24,750 of members' contributions.

As of December 31, 2023, the Company had $1,066,797 of members' contributions from Series A's offerings and total 213,359 units issued, the Company had $157,100 of members' contributions from Series Hilgard's offerings and total 31,420 units issued, and the Company had $178,854 of members' contributions from Series Buttonwood's offerings and total 35,771 units issued.

The debts, obligations, and liabilities of the Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company intends to enter into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company intends to enter into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Related party receivable totaled $80,421 as of December 31, 2023, which was receivable from Collab USA Capital LLC (the "Manager" or "Collab USA"). The receivable was from the bonus shares purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering.

Related party payable totaled $107,271 as of December 31, 2023, which $67,021 was payable to Collab CA LLC ("Collab CA"), $1,500 was payable to 1742 Spruce Street LLC ("1742 Spruce"), $19,750 was payable to 2340 Hilgard Street LLC ("2340 Hilgard") and $19,000 was payable to 19-21 Buttonwood Street LLC ("19-21 Buttonwood"). The reimbursement to the Manager for offering costs will be up to 3% of the asset value. As of December 31, 2023, Series A has advanced $23,000 to Series Hilgard and $23,000 to Series Buttonwood, which were eliminated in consolidation.

Related party payable totaled $79,618 as of December 31, 2022, which $44,108 was payable to Collab CA LLC ("Collab CA") and $35,510 was payable to 1742 Spruce Street LLC ("1742 Spruce"). The reimbursement to the Manager for offering costs will be up to 3% of the asset value.

Each of Collab USA Capital LLC, Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 5 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's and each Series' ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 20, 2024, the date the consolidating and consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidating and consolidated financial statements.

a) **Closing of Funds**

Securities Offerings – Series A

Subsequent to the year end, the Company closed on the sale of 74,226 Series A Interests under Regulation A, receiving $371,130 of gross proceeds in January 2024, and closed on the sale of 75,640 Series A Interests under Regulation A, receiving $378,200 of gross proceeds in March 2024.

<u>Securities Offerings – Series Hilgard</u>

Subsequent to the year end, the Company closed on the sale of 22,987 Series Hilgard Interests under Regulation A, receiving $114,935 of gross proceeds in January 2024, and closed on the sale of 11,439 Series Hilgard Interests under Regulation A, receiving $57,195 of gross proceeds in March 2024.

<u>Securities Offerings – Series Buttonwood</u>

Subsequent to the year end, the Company closed on the sale of 18,108 Series Buttonwood Interests under Regulation A, receiving $90,540 of gross proceeds in January 2024, and closed on the sale of 9,298 Series Buttonwood Interests under Regulation A, receiving $46,490 of gross proceeds in March 2024.

b) Loan Receivables

Subsequent to the year end, Series A has loaned $350,000 to Collab (USA) Capital LLC, the Company's managing member. The loan bears interest of 5% per year and is due by demand; Series Hilgard has loaned $70,000 to Collab (USA) Capital LLC, the Company's managing member. The loan bears interest of 5% per year and is due by demand; and Series Buttonwood has loaned $60,000 to Collab (USA) Capital LLC, the Company's managing member. The loan bears interest of 5% per year and is due by demand.

150 PANORAMIC WAY LLC

Financial Statements and Independent Accountant's Review Report

As of December 31, 2023 and for the period from
August 11, 2023 (Inception) to December 31, 2023



To the Managing Member of
150 Panoramic Way LLC
Sacramento, CA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of 150 Panoramic Way LLC (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, changes in member's equity, and cash flows for the period from August 11, 2023 (inception) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 23, 2024


150 PANORAMIC WAY LLC
BALANCE SHEET
As of December 31, 2023


ASSETS

Current assets:

Cash and cash equivalents	$	15,379
Total current assets		**15,379**

Real estate assets:

Building and building improvement		1,058,759
Land		415,000
Accumulated depreciation		(12,969)
Total real estate assets		**1,460,790**
Total assets	$	**1,476,169**

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:

Accounts payable	$	300
Due to related party		72,152
Unearned revenue		8,140
Security deposit		11,530
Total current liabilities		**92,122**
Total liabilities		**92,122**

Member's equity:

Member's capital		1,432,381
Accumulated deficit		(48,334)
Total member's equity		**1,384,047**
Total liabilities and member's equity	$	**1,476,169**


See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements,
which are an integral part of these financial statements.


150 PANORAMIC WAY LLC
STATEMENT OF OPERATIONS
For the period from August 11, 2023 (Inception) to
December 31, 2023

Rental income	$	**17,358**
Operating expenses:		
Property taxes		4,481
Utilities		1,515
General and administrative		300
Advertising and marketing		3,818
Repair and maintenance		406
Professional fees		6,300
Property acquisition fee		27,500
Property management fees		8,403
Depreciation		12,969
Total operating expenses		**65,692**
Net loss	$	**(48,334)**

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the period from August 11, 2023 (Inception) to December 31, 2023

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of August 11, 2023 (Inception)	$ -	$ -	$ -
Contributions	1,432,381	-	1,432,381
Net loss	-	(48,334)	(48,334)
Balance as of December 31, 2023	**$ 1,432,381**	**$ (48,334)**	**$ 1,384,047**

150 PANORAMIC WAY LLC
STATEMENT OF CASH FLOWS
For the period from August 11, 2023 (Inception) to
December 31, 2023

Cash flows from operating activities:		
Net loss	$	(48,334)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation		12,969
Changes in operating assets and liabilities:		
Accounts payable and due to related parties		300
Unearned revenue		8,140
Net cash used in operating activities		**(26,925)**
Cash flows from investing activities:		
Purchase of building and land		(1,390,102)
Renovation costs of building		(83,657)
Security deposit		11,530
Net cash used in investing activities		**(1,462,229)**
Cash flows from financing activities:		
Net advances from related parties		72,152
Capital contributions		1,432,381
Net cash provided by financing activities		**1,504,533**
Net change in cash and cash equivalents		**15,379**
Cash and cash equivalents at beginning of the inception		-
Cash and cash equivalents at end of the year	$	**15,379**
Supplement disclosure of cash flow information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from August 11, 2023 (Inception)
to December 31, 2023

NOTE 1 – NATURE OF OPERATIONS

150 Panoramic Way LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in California on August 11, 2023. The Company was formed to own 150 Panoramic Way, a 9-bedroom student housing property located in Berkeley, CA. The Company is managed by Collab CA LLC on behalf of its sole member, YRQ Irrevocable Trust.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of building and building improvements. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023, the Company had $15,379 of cash on hand.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of December 31, 2023, the Company had $0 in accounts receivable.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five (5) years for appliances, fifteen (15) years for leasehold improvements, and twenty-seven and half (27.5) years for the building.

The Company reviews the carrying value of real estate assets for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the period from August 11, 2023 (inception) to December 31, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company's assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at its inception. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded as unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)

provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at December 31, 2023 consists of the following:

Building	$	975,102
Building improvements	$	83,657
Land		415,000
		1,473,759
Accumulated depreciation		(12,969)
Total Real Estate Assets	$	1,460,790

Depreciation expenses totaled $12,969 for the period from August 11, 2023 (inception) to December 31, 2023 (see Note 2 – Real Estate Assets).

NOTE 4 – RELATED PARTY

In September 2023, the Company entered into an agreement with Collab CA, LLC ("Agent"), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 8% of gross receipts paid monthly in arrears for property management, a 30% markup on repair and maintenance cost, and a leasing commission of 75% of one month's rent is compensated to the Agent when a tenant successfully completes a lease with the Company, a renovation management fee of 8% of total capital improvement cost for renovation management, an acquisition fee of 2% of the contractual purchase price of the relevant property acquired, and a disposition fee of 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed. Renovation management fees, leasing commission, management fees, and 30% markup on repair and maintenance cost for the period from August 11 (inception) to December 31, 2023 amounted to $6,692, $3,518, $1,588 and $122, respectively. In addition, acquisition fees for the period from August 11, 2023 (inception) to December 31, 2023 amounted to $27,500 based on 2% of the contractual purchase of 150 Panoramic property.

Related parties payable totaled from Collab CA LLC of $11,985 and 2521 Regent Street LLC of $60,167 as of December 31, 2023.

Each of the above entities is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 5 – MEMBER'S EQUITY

During the period ended December 31, 2023, member contributions totaled $1,432,381 to the Company. In 2023, the Company distributed $0 to its member. As of December 31, 2023, the Company had $1,432,381 of contributed investment from its sole member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 7 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $48,334 and has limited liquid assets to satisfy its obligations as they come due with cash of $15,379 against current liabilities of $92,122 as of December 31, 2023. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. Management plans to advance from related parties additional funds as needed to fund any cash flow needs. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Amendments to Property Management Agreement

The Company entered into an amendment to the property management agreement with its Agent effectively on January 1, 2024. In connection with the amendment, the property management fees were changed to 8% of gross revenue paid monthly in arrears for property management; 30% markup on the cost of repair and maintenance work; 8% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred, an acquisition fee of 2% of the contractual purchase price of the relevant property acquired, and a disposition fee of 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

Management's Evaluation

Management has evaluated subsequent events through July 23, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Exhibit C

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information presents the unaudited pro forma combined balance sheet and statement of operations based upon the combined historical financial statements of YSMD LLC (the "Company") and 150 Panoramic Way LLC ("Panoramic") after giving effect to the business combination between the Company, Panoramic and adjustments described in the accompanying notes.

The unaudited pro forma combined balance sheets of YSMD LLC and Panoramic as of December 31, 2023 have been prepared to reflect the effects of the Panoramic acquisition as if each occurred on December 31, 2023. The unaudited pro forma combined statements of operations for the year ended December 31, 2023 and combine the historical results and operations of Panoramic and the Company giving effect to the transaction as if it occurred on January 1, 2023.

The unaudited pro forma combined financial information should be read in conjunction with the audited historical financial statements of each of the Company and Panoramic and the notes thereto. Additional information about the basis of presentation of this information is provided in Note 2 hereto.

The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with business combination accounting guidance as provided in *Accounting Standards Codification Topic 805, Business Combinations* and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon the preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. Accordingly, the pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The unaudited pro forma combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs. Furthermore, the unaudited pro forma combined statements of operations do not include certain nonrecurring charges and the related tax effects which result directly from the transaction as described in the notes to the unaudited pro forma combined financial information.

YSMD, LLC
BALANCE SHEET
As of December 31, 2023

	YSMD LLC	150 Panoramic Way LLC	Combined	Pro Forma Adjustment	Pro Forma Combined
ASSETS					
Current assets:					
Cash and cash equivalents	$ 87,589	$ 15,379	$ 102,968	$ -	$ 102,968
Subscriptions receivable	986,891	-	986,891	-	986,891
Deferred offering costs	127,520	-	127,520	-	127,520
Due from related parties	80,421	.	80,421	-	80,421
Total current assets	**1,282,421**	**15,379**	**1,297,800**	**-**	**1,297,800**
Real estate assets:					
Building and building improvement	-	1,058,759	1,058,759	-	1,058,759
Land	-	415,000	415,000	-	415,000
Accumulated depreciation	-	(12,969)	(12,969)	-	(12,969)
Total real estate assets	**-**	**1,460,790**	**1,460,790**	**-**	**1,460,790**
Total assets	**$ 1,282,421**	**$ 1,476,169**	**$ 2,758,590**	**$ -**	**$2,758,590**
LIABILITIES AND MEMBER'S EQUITY					
Current liabilities:					
Accounts payable	$ 4,711	$ 300	$ 5,011	$ -	$ 5,011
Due to related parties	107,271	72,152	179,423	(3,518) (a)	175,905
Unearned revenue	-	8,140	8,140	-	8,140
Security deposit	-	11,530	11,530	-	11,530
Total current liabilities	**111,982**	**92,122**	**204,104**	**(3,518)**	**200,586**
Total liabilities	**111,982**	**92,122**	**204,104**	**(3,518)**	**200,586**
Member's equity:					
Member's capital	1,402,751	1,432,381	2,835,132	-	2,835,132
Accumulated deficit	(232,312)	(48,334)	(280,646)	3,518 (a)	(277,128)
Total member's equity	**1,170,439**	**1,384,047**	**2,554,486**	**3,518**	**2,558,004**
Total liabilities and member's equity	**$ 1,282,421**	**$ 1,476,169**	**$ 2,758,590**	**$ -**	**$2,758,590**

The accompanying footnotes are an integral part of the pro forma combined financial statements.

YSMD, LLC
STATEMENT OF OPERATIONS
Year End December 31, 2023

	YSMD LLC	150 Panoramic Way LLC	Combined	Pro Forma Adjustment	Pro Forma Combined
Rental income	$ -	$ 17,358	$ 17,358	$ -	$ 17,358
Operating expenses:					
Property taxes	-	4,481	4,481	-	4,481
Utilities	-	1,515	1,515	-	1,515
General and administrative	164,080	300	164,380	-	164,380
Advertising and marketing	-	3,818	3,818	(3,518) (a)	300 1
Repair and maintenance	-	406	406	-	406
Professional services	-	6,300	6,300	-	6,300
Property acquisition fee	-	27,500	27,500	-	27,500
Property management fees	-	8,403	8,403	-	8,403
Depreciation	-	12,969	12,969	-	12,969
Total operating expenses	164,080	65,692	229,772	(3,518)	226,254
Net income (loss)	$ (164,080)	$ (48,334)	$ (212,414)	$ 3,518	$ (208,896)

The accompanying footnotes are an integral part of the pro forma combined financial statements.

1. **Description of Transaction**

150 Panoramic Way LLC ("Panoramic") was registered in California on August 11, 2023. Panoramic was formed to own 150 Panoramic Way, a 9-bedroom student housing property located in Berkeley, CA. Panoramic is managed by its sole and managing member, YRQ Irrevocable Trust.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. YSMD LLC formed YSMD – Series A, a series of YSMD, LLC, for the purpose of owning 1742 Spruce Street LLC. YSMD LLC formed YSMD – Series Hilgard, a series of YSMD, LLC, for the purpose of owning 2340 Hilgard Avenue LLC. YSMD LLC formed YSMD – Series 19-3 Buttonwood, a series of YSMD, LLC, for the purpose of owning 19 Buttonwood Street Unit #3. YSMD LLC formed YSMD – Series 21-2 Buttonwood, a series of YSMD, LLC, for the purpose of owning 21 Buttonwood Street Unit #2. YSMD LLC intends to form YSMD – Series 33 Mine, a series of YSMD, LLC, for the purpose of owning 33 Mine Street LLC. YSMD LLC intends to form YSMD – Series 150 Panoramic, a series of YSMD, LLC, for the purpose of owning 150 Panoramic Way LLC.

2. **Basis of Presentation**

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined balance sheets and unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results.

The balance sheets as of December 31, 2023 and statements of operations for the year ended December 31, 2023 of YSMD LLC and 150 Panoramic Way LLC as presented in the unaudited pro forma financial statements above represent the historical amounts of 150 Panoramic Way LLC (the "Property").

3. **Consideration Transferred**

On September 1, 2023, Panoramic entered into a property management agreement (the "Agreement") with Collab CA, LLC ("Agent"), whereas consideration Panoramic pays a management fee for the greater of (i) $0 per month or (ii) 8% of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month's rent is compensated to the Agent when a tenant successfully completes a lease with Panoramic, 30% markup in repair and maintenance cost, a renovation management fee of 8% of total capital improvement cost for renovation management, an acquisition fee of 2% of the contractual purchase price of the relevant property acquired, and a disposition fee of 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

On January 1, 2024, Panoramic entered into an amendment to the Agreement with Collab CA, LLC to remove the leasing commission fee charge from its fee structure. All other fees stay the same as per the original agreement entered on September 1, 2023.

4. **Pro Forma Adjustments**

(a) To record an adjustment to leasing commission owed to the Agent based upon the fee structure for which Panoramic entered into an agreement on January 1, 2024.

EXHIBIT INDEX

	Exhibit Description
A	**Certificate of Formation of YSMD, LLC**
B	**Operating Agreement of YSMD, LLC**
C	**Form of Series Designation of YSMD Series 150 Panoramic**
D	**Form of subscription agreement of YSMD Series 150 Panoramic**
E	**Form of Purchase and Sale Agreement dated [*], 2024, between YSMD LLC and YSMD Series 150 Panoramic**
F	**Form of Property Management Agreement dated [*], 2024. between Collab Capital (USA) LLC and YSMD Series 150 Panoramic**
G	**Form of Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series 150 Panoramic**
H	**Series 150 Panoramic Landing Page**